                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)


                              HANOVER DIRECT, INC.
                                (Name of Issuer)

                        Common Stock, $0.66-2/3 Par Value
                         (Title of Class of Securities)


                                   440506 10 3
                                 (CUSIP Number)


                          Theodore H. Kruttschnitt, III
                      1730 South El Camino Real, Suite 400
                               San Mateo, CA 94402
                                 (415) 525-9300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 6, 1997
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                         (Continued on Following Pages)


                               Page 1 of 10 Pages

CUSIP No. 440506 10 3                 13D                     Page 2 of 10 Pages


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Theodore H. Kruttschnitt, III

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                (a)  X
         OF A GROUP                                               ---
                                                              (b)
                                                                  ---

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                           PF

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                         ---
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.A.

--------------------------------------------------------------------------------

NUMBER            7        SOLE VOTING POWER          10,074,000*
OF
SHARES                     -----------------------------------------------------
BENEFICIALLY
OWNED             8        SHARED VOTING POWER
BY
EACH                       -----------------------------------------------------
REPORTING
PERSON            9        SOLE DISPOSITIVE POWER     10,074,000*
WITH
                           -----------------------------------------------------

                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                     10,074,000*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                               ---
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.04%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                             IN

--------------------------------------------------------------------------------

CUSIP No. 440506 10 3                 13D                     Page 3 of 10 Pages


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         J. David Hakman

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                (a)  X
         OF A GROUP                                               ---
                                                              (b)
                                                                  ---

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  ---
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.A.

--------------------------------------------------------------------------------

NUMBER            7        SOLE VOTING POWER          1,003,875*
OF
SHARES                     -----------------------------------------------------
BENEFICIALLY
OWNED             8        SHARED VOTING POWER
BY
EACH                       -----------------------------------------------------
REPORTING
PERSON            9        SOLE DISPOSITIVE POWER     1,003,875*
WITH
                           -----------------------------------------------------

                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                     1,003,875*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                                 ---
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .50%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                             IN

--------------------------------------------------------------------------------

CUSIP No. 440506 10 3                 13D                     Page 4 of 10 Pages


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Edmund R. Manwell

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                (a)  X
         OF A GROUP                                               ---
                                                              (b)
                                                                  ---

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  ---
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.A.

--------------------------------------------------------------------------------

NUMBER            7        SOLE VOTING POWER          20,579*
OF
SHARES                     -----------------------------------------------------
BENEFICIALLY
OWNED             8        SHARED VOTING POWER
BY
EACH                       -----------------------------------------------------
REPORTING
PERSON            9        SOLE DISPOSITIVE POWER     20,579*
WITH
                           -----------------------------------------------------

                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                 20,579*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     ---

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .01%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                             IN

--------------------------------------------------------------------------------

CUSIP No. 440506 10 3                 13D                     Page 5 of 10 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 13 to Statement on Schedule 13D relates to shares of Common Stock, par value $.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address is 1730 South El Camino Real, Suite 400, San Mateo, California 94402.

         Mr. J. David Hakman's principal occupation is serving as Chief Executive Officer of Hakman Capital Corporation, an investment banking firm located at One Bay Plaza, 1350 Bayshore Boulevard, Suite 300, Burlingame, California 94010.

         Mr. Edmund R. Manwell's principal occupation is serving as Senior Partner of the law firm of Manwell & Milton, 20 California Street, Third Floor, San Francisco, California 94111.

         (d)-(f) During the last five years, none of Messrs. Kruttschnitt, Hakman or Manwell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Messrs. Kruttschnitt, Hakman and Manwell are all United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 30, 1997, Mr. Kruttschnitt paid $.90 per share to purchase 2,774,000 shares of Common Stock. The source of the funds for the purchase price is Mr. Kruttschnitt's personal funds.

         On May 30, 1997, Mr. Hakman paid $.90 per share to purchase 271,700 shares of Common Stock. The source of the funds for the purchase price is Mr. Hakman's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On May 30, 1997, in connection with the Company's Rights Offering, which officially closed on June 6, 1997, Mr. Kruttschnitt exercised the 2,774,000 rights distributed to him by the Company and thereby purchased 2,774,000 shares of the

CUSIP No. 440506 10 3                 13D                     Page 6 of 10 Pages


Company's Common Stock for an exercise price of $.90 per share.

         On May 30, 1997, in connection with the Company's Rights Offering, which officially closed on June 6, 1997, Mr. Hakman exercised 271,700 of the 278,227 rights distributed to him by the Company and thereby purchased 271,700 shares of the Company's Common Stock for an exercise price of $.90 per share.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in (a) through (i) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         After giving effect to the transactions reported herein, Mr. Kruttschnitt is the beneficial owner of 10,074,000 shares of Common Stock of the Company as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). The 10,074,000 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 5.04% of the approximately 200,031,580 shares of Common Stock outstanding as of June 6, 1997.

         Messrs. Kruttschnitt, Hakman and Manwell as a group are the beneficial owners of 11,098,454 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3. The 11,098,454 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 5.55% of the approximately 200,031,580 shares of Common Stock outstanding as of June 6, 1997.

         (b) Mr. Kruttschnitt has the sole power to vote and dispose of all his 10,074,000 shares of Common Stock.

         Mr. Hakman has the sole power to vote and dispose of all his 1,003,875 shares of Common Stock.

         Mr. Manwell has the sole power to vote and dispose of all his 20,579 shares of Common Stock.

         (c) In connection with the Company's pro rata distribution of subscription rights to its shareholders, on April 29, 1997, Messrs. Kruttschnitt, Hakman and Manwell each received 2,774,000, 278,227 and 7,820 rights, respectively, and purchased 2,774,000, 271,700 and 0 shares of Common Stock of the Company, respectively, at an exercise price of $.90 per share.

         (d) and (e) Inapplicable.

CUSIP No. 440506 10 3                 13D                     Page 7 of 10 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is hereby made to Item 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Company. Except as described therein, none of the reporting persons has any contract, arrangement, understanding or relations with one or more security holders of the Company or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No. 440506 10 3                 13D                     Page 8 of 10 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 1997


                                        /s/ Theodore H. Kruttschnitt, III
                                        ---------------------------------
                                            Theodore H. Kruttschnitt, III

CUSIP No. 440506 10 3                 13D                     Page 9 of 10 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 1997


                                        /s/ Edmund R. Manwell
                                        ---------------------
                                            Edmund R. Manwell

CUSIP No. 440506 10 3                 13D                    Page 10 of 10 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 12, 1997


                                        /s/ J. David Hakman
                                        -------------------
                                            J. David Hakman